SCHEDULE 13G

CUSIP No. 76152550	Page 2 of 12

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Revlon, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

76152550

(CUSIP Number)

January 23, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MacAndrews & Forbes Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 307,609,793 shares of Class A Common Stock.(1)
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 261,993,652 shares of Class A Common Stock.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,609,793 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 31,250,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time, (ii) options held by Ronald O. Perelman to purchase 1,525,000 shares of Class A Common Stock, and (iii) 3,035,000 shares of Class A common stock held directly by Ronald O. Perelman. See Item 4.

(2) Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock and the exercise of the options referred to in footnote (1).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MacAndrews & Forbes Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 307,609,793 shares of Class A Common Stock.(1)
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 261,993,652 shares of Class A Common Stock.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,609,793 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 31,250,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time, (ii) options held by Ronald O. Perelman to purchase 1,525,000 shares of Class A Common Stock, and (iii) 3,035,000 shares of Class A common stock held directly by Ronald O. Perelman. See Item 4.

(2) Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock and the exercise of the options referred to in footnote (1).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) REV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 307,609,793 shares of Class A Common Stock.(1)
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 261,993,652 shares of Class A Common Stock.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,609,793 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Includes (i) 31,250,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time, (ii) options held by Ronald O. Perelman to purchase 1,525,000 shares of Class A Common Stock, and (iii) 3,035,000 shares of Class A common stock held directly by Ronald O. Perelman. See Item 4.

(2) Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock and the exercise of the options referred to in footnote (1).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MacAndrews Cosmetics Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 307,609,793 shares of Class A Common Stock.(1)
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 261,993,652 shares of Class A Common Stock.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,609,793 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 31,250,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time, (ii) options held by Ronald O. Perelman to purchase 1,525,000 shares of Class A Common Stock, and (iii) 3,035,000 shares of Class A common stock held directly by Ronald O. Perelman. See Item 4.

(2) Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock and the exercise of the options referred to in footnote (1).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mafco One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 307,609,793 shares of Class A Common Stock.(1)
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 261,993,652 shares of Class A Common Stock.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,609,793 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Includes (i) 31,250,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time, (ii) options held by Ronald O. Perelman to purchase 1,525,000 shares of Class A Common Stock, and (iii) 3,035,000 shares of Class A common stock held directly by Ronald O. Perelman. See Item 4.

(2) Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock and the exercise of the options referred to in footnote (1).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Raymond G. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 45,616,141 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,616,141 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% of Class A Common Stock outstanding (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) As required by applicable regulations, the calculation of the Class A Common Stock outstanding excludes the 31,250,000 shares of Class B Common Stock referred to in footnote (1) on the preceding cover pages and the 1,525,000 shares of Class A Common Stock issuable upon exercise of the options referred to in that footnote.

ITEM 1 (a):	Name of Issuer:
Revlon, Inc. (the “Issuer”)
ITEM 1(b):	Address of Issuer’s Principal Executive Offices:
237 Park Avenue, New York, New York 10017
ITEM 2 (a):	Name of Person Filing:
See Item 4
ITEM 2(b):	Address of Principal Business Office or, if None, Residence:
See Item 4
ITEM 2(c):	Citizenship:
See the responses to Item 4 on the attached Cover Pages
ITEM 2(d):	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share
ITEM 2(e):	CUSIP Number:
76152550
ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	Investment company registered under Section 8 of the Investment Company Act.
(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.

MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”), the sole stockholder of which is Ronald O. Perelman, directly or indirectly owns all the stock or membership interests, as applicable, of MacAndrews & Forbes Inc., REV Holdings LLC, MacAndrews Cosmetics Holdings Inc. and Mafco One LLC (together with MacAndrews & Forbes, the “MacAndrews & Forbes Entities”). MacAndrews & Forbes may be deemed to beneficially own 45,616,141 shares of Class A Common Stock of the issuer beneficially owned by Raymond G. Perelman because it holds an irrevocable voting proxy with respect to those shares. Those shares are included in the totals reported on Item 6 on the attached Cover Pages. The principal business address of each of the MacAndrews & Forbes Entities is 35 E. 62nd Street, New York, New York, 10021. The principal business address of Raymond G. Perelman is 225 City Line Avenue, Suite 14, Bala Cynwyd, PA, 19004.

(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached Cover Pages

(b)	Percent of Class:

See the responses to Item 11 on the attached Cover Pages

(c)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached Cover Pages

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached Cover Pages

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached Cover Pages

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached Cover Pages

ITEM 5:	Ownership of Five Percent or Less of a Class.
Not applicable
ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
ITEM 8:	Identification and Classification of Members of the Group.
Not applicable
ITEM 9:	Notice of Dissolution of a Group.
Not applicable
ITEM 10:	Certification.

By signing below, Raymond G. Perelman certifies that, to the best of his knowledge and belief, the securities referred to above as being beneficially owned by him were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This Item is not applicable to the MacAndrews & Forbes Entities, which are filing this Statement on Schedule 13G pursuant to Rule 13d-1(d).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President & General Counsel

MACANDREWS & FORBES INC.
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President & General Counsel

REV HOLDINGS LLC
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President & General Counsel

MACANDREWS COSMETICS HOLDINGS INC.
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President & General Counsel

MAFCO ONE LLC
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President & General Counsel

/s/ Raymond G. Perelman
Raymond G. Perelman